UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

June 17, 2020

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

Unit 3.02, 411-413 Oxford Street

London W1C 2PE

United Kingdom

+44-7941-166-696

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VivoPower International PLC Announces US Joint Venture and Board Update

LONDON, June 17, 2020 - VivoPower International PLC (Nasdaq: VVPR) (“VivoPower” or the “Company”), an international solar and critical power services company, announced that it has assumed management control from its joint venture partner ISS in relation to its solar development portfolio in the United States.

Given the focus on revitalizing the US solar portfolio, the Company is also changing the composition of its board, with the appointment of three new non-executive directors, of which two are located in the United States and another in the United Kingdom. At the same time, the current non-executive directors have resigned, although may continue to be involved in different capacities with either VivoPower or its ultimate parent, being AWN Holdings Limited.

“We are very pleased to welcome Matthew Cahir (Washington DC), William Langdon (New York) and Peter Jeavons (London) to the VivoPower board. Matthew has already been advising the company for the last 18 months in relation to its US solar portfolio, William is a highly experienced executive with previous roles as CFO and COO, whilst Peter is a seasoned technology industry executive. Together, they bring a combination of strategic sales, technology and software as well as finance and accounting experience, in both hyper-turnaround and hyper-growth situations and accordingly are fit for purpose for the next stage of the Company’s evolution. Having turned around our Australian operations, we are now focused on doing the same with our US portfolio. We would also like to take this opportunity to extend our gratitude to the outgoing non-executive directors, Shimi Shah, Peter Sermol and Ashwin Roy who have helped to navigate VivoPower through some very challenging times over the past 3 years. We look forward to continuing to work with each of them in the future”, Executive Chairman, Kevin Chin commented.

About VivoPower

VivoPower is an international solar and critical power services company, providing critical energy infrastructure generation and distribution solutions to a diverse range of commercial and industrial customers, including the development, construction, and sale of photovoltaic solar projects.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Investor Relations

shareholders@vivopower.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 17, 2020	VivoPower International PLC

/s/ Kevin Chin
Kevin Chin Executive Chairman